

June 25, 2010

Mr. Doyle Simons
Chief Executive Officer
Temple-Inland Inc.
1300 MoPac Expressway South, 3rd Floor
Austin, TX 78746

      Re: **Temple-Inland Inc.**
             Form 10-K for Fiscal Year Ended January 2, 2010
             Filed February 23, 2010
             File No. 001-08634
             Schedule 14A
             Filed March 23, 2010
             Supplemental Response Letter
             Dated May 28, 2010

Dear Mr. Simons:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Exhibits

1.   We note your response to prior comment nine from our letter dated May 11, 2010 and we reissue the comment. Please provide a more detailed analysis as to why the exhibit is not required to be filed. It was unclear to us, for example, how your conclusion that the "payment of the notes is essentially assured" by these arrangements factored into the consideration you gave to whether the notes and irrevocable letters of credit were material agreements under Item 601 of Regulation S-K. Please provide us with additional analysis supporting your conclusion or file the notes and related letters of credit with your next periodic report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director